Exhibit 99.3
Total Acquires Interest in a Block in the Mahakam Delta
Paris, March 12, 2007 — Total announces that it has been awarded the South East Mahakam exploration block in the Mahakam Delta offshore East Kalimantan in Indonesia offered as part of the 2006 Licensing Round held by the Indonesian Ministry of Energy and Mineral Resources.
Total will be the operator with a 50% interest, partnered with Inpex. Located in water depths ranging from 50 metres to 200 metres, around 20 kilometres south of Peciko production facilities operated by Total, South East Mahakam covers an area of around 2,000 square kilometres.
The commitments include a 3D seismic survey and the drilling of two exploration wells.
This success illustrates Total’s commitment to actively pursuing exploration in Indonesia and contributing to the long-term development of the oil and gas industry in the country.
Total in Indonesia:
Present in Indonesia since 1968, Total is the country’s leading gas producer. Production has grown steadily since 1999, and the Group now supplies 80% of the feed gas for the Bontang liquefaction plant from the Mahakam block, in which the Tambora, Tunu and Peciko gas fields are located. Total produced more than 2.6 billion cubic feet per day of gas from the Mahakam block in 2006. Output will be maintained at this level at least through the early years of the next decade. Total is also a top-tier oil and condensate producer, with operated output of 90,000 barrels per day in 2006.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
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